03032022

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paccom Ventures, Inc.

*CURRENT ADDRESS Suite 880 - 609 Granville Street
Vancouver, BC Canada BC ~~V6C 2W3~~ V7Y 1G5

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2891 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: nn

DAT : 9/10/03

82-2891

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

ARS
12-31-01

INCORPORATED AS PART OF: X Schedule A

______ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Paccom Ventures Inc.	December 31, 2001	02/05/15

ISSUER ADDRESS

PO Box 1032 #880 – 609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V7Y 1G5	(604) 685-6940	(604) 685-5535

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 685-5535

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Dal Brynelsen"	**Dal Brynelsen**	02/05/15
"Locke Goldsmith"	**Locke Goldsmith**	02/05/15

PACCOM VENTURES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

AUDITORS' REPORT

To the Shareholders of Paccom Ventures Inc.

We have audited the balance sheets of Paccom Ventures Inc. as at December 31, 2001 and 2000 and the statements of loss and deficit, deferred exploration and development expenditures, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, BC
April 18, 2002

Burnaby Office - Suite 3, 7375 Kingsway, Burnaby, BC, Canada, V3N 3B5 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

PACCOM VENTURES INC.

BALANCE SHEETS
AS AT DECEMBER 31

		2001		2000
ASSETS				
CURRENT				
Cash	$	450	$	6,142
Prepaid and other		2,143		531
		2,593		6,673
MINERAL PROPERTIES (Note 5)		59,001		50,001
RECLAMATION BONDS		-		9,000
CAPITAL ASSETS		10,444		13,657
	$	72,038	$	79,331
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	50,806	$	43,321
Due to related parties (Note 4)		30,387		106,609
		81,193		149,930
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)				
SHARE CAPITAL (Note 6)		10,370,955		10,370,955
PROCEEDS FROM SPECIAL WARRANT FINANCING		150,000		-
DEFICIT		(10,530,110)		(10,441,554)
		(9,155)		(70,599)
	$	72,038	$	79,331

Approved on behalf of the Board:

"Locke Goldsmith"
Locke Goldsmith – Director

"Dal Brynelsen"
Dal Brynelsen – Director

The accompanying notes are an integral part of these financial statements

PACCOM VENTURES INC.

STATEMENTS OF LOSS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31

	2001	2000
EXPENSES		
Bank charges and interest	$ 264	$ 658
Depreciation	3,212	4,272
Management fees	31,000	90,000
Office and general	7,616	10,894
Professional fees	22,145	18,947
Transfer agent and filing fees	13,387	21,736
Travel and accommodation	10,932	-
LOSS FROM OPERATIONS	(88,556)	(146,507)
RECOVERY OF EXPENSES	-	21,036
WRITE-OFF OF MINERAL PROPERTY COSTS	-	(1,112,831)
NET LOSS FOR THE YEAR	(88,556)	(1,238,302)
DEFICIT, BEGINNING OF YEAR	(10,441,554)	(9,203,252)
DEFICIT, END OF YEAR	$ (10,530,110)	$ (10,441,554)
LOSS PER SHARE *(Note 2)*	$ (0.05)	$ (0.63)

PACCOM VENTURES INC.

STATEMENTS OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES FOR THE YEARS ENDED DECEMBER 31

	2001	2000
EXPLORATION AND DEVELOPMENT COSTS		
South Belt Property		
- Property taxes	$ -	$ 533
North Belt Property		
- Recording fees	-	1,477
- Reclamation Costs	9,000	-
EXPENDITURES FOR THE YEAR	9,000	2,010
DEFERRED EXPENDITURES WRITTEN OFF	-	(2,010)
DEFERRED EXPENDITURES, beginning of year	-	-
DEFERRED EXPENDITURES, end of year	$ 9,000	$ -

The accompanying notes are an integral part of these financial statements

PACCOM VENTURES INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2001	2000
CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the year	$ (88,556)	$ (1,238,302)
Adjust for items not involving cash:		
Depreciation	3,212	4,272
Recovery of expenses	-	(21,036)
Write-off of mineral property costs	-	1,112,831
	(85,344)	(142,235)
Net changes in non-cash working capital items:		
Prepaids and other	(1,612)	4,003
Accounts payable and accrued liabilities	7,485	(50,600)
Due to related parties	38,379	54,669
	44,252	8,072
	(41,092)	(134,163)
FINANCING ACTIVITIES		
Advances to related parties	(114,600)	-
Proceeds from Special Warrants	150,000	-
Proceeds from issue of share capital	-	130,200
	35,400	130,200
INVESTING ACTIVITIES		
Mineral property acquisition, exploration and development costs	-	(2,010)
DECREASE IN CASH & CASH EQUIVALENTS	(5,692)	(5,973)
CASH & CASH EQUIVALENTS, beginning of year	6,142	12,115
CASH & CASH EQUIVALENTS, end of year	$ 450	$ 6,142

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring mineral properties and has not yet determined whether properties held contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has working capital deficiency of $78,600 (2000 - $143,257) and a capital deficiency of $9,155 (2000 - $70,599). The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Capital assets
Capital assets are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Automobile - 30% per annum; Mining equipment - 20% per annum.

Foreign currency translation
The financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could by significant.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share

The loss per share figures are calculated using the weighted monthly average number of shares outstanding during the respective fiscal periods after giving retroactive effect to the share consolidation (1:10) on April 18, 2000. Fully diluted loss per common share has not been presented, as the effect on basic loss per common share would be anti-dilutive.

Financial instruments

The fair value of cash, prepaids and other, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. It was not practicable to determine the fair value of the amounts due to related parties. The amounts due to related parties are non-interest bearing and have no specific terms of repayment. Management does not believe the Company is exposed to significant foreign currency, credit or interest rate risks.

Estimates and assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Stock-based compensation plan

The Company grants stock options under a fixed stock option plan in accordance with the Canadian Venture Exchange policies (Note 8). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2001 and 2000, there were no cash equivalents.

NOTE 3 – CHANGE IN ACCOUNTING POLICIES

a) Future Income Taxes

In 2001, the Company adopted the new Canadian Institute of Chartered Accountants' standard of accounting for income taxes. The new standard requires the use of the liability method of accounting for the tax effect of temporary differences between the carrying amount and tax bases of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or a later period.

The Company has adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the calculated future income tax assets are fully offset by a valuation allowance. Refer to Note 7. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period financial statements.

b) Earnings Per Share

In 2001, the Company adopted the new Canadian Institute of Chartered Accountants' standard of accounting for earnings per share. The new standard requires the use of the treasury stock method for calculating the dilutive effect of potential common shares. The Company has adopted this standard retroactively, however there was no material effect on the amount of diluted earnings per share for the current or prior periods. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period's financial statements.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company incurred the following amounts to directors, former directors, relatives of directors, and a private company controlled by a director of the Company: management fees - $31,000 (2000 - $90,000). At December 31, 2001, $30,387 (2000 - $106,609) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

NOTE 5 - INTEREST IN MINERAL PROPERTIES

	2001	2000
Canada		
North Belt Property, British Columbia	$ 59,000	$ 50,000
South Belt Property, British Columbia	1	1
	$ 59,001	$ 50,001

North Belt Property, Trail Mining Division, B.C.
The Company has a 100% interest in 8 mineral claims, of which five are subject to a 2% NSR royalty and two are subject to a 4% NSR royalty, and a 50% interest in one claim subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

South Belt Property, Trail Mining Division, B.C.
The Company has a 100% interest, subject to a 2% NSR royalty, in sixty-six mineral claims.

NOTE 6 - SHARE CAPITAL

Authorized: 100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance at December 31, 1999	19,174,755	$ 10,240,755
Issued during the year:		
- for cash by exercise of stock options	620,000	130,200
	19,794,755	10,370,955
- share consolidation on a 1 to 10 basis	(17,815,280)	-
	1,979,475	10,370,955
Cancellation of escrow shares	(12,500)	-
Balance at December 31, 2000 and 2001	1,966,975	$ 10,370,955

Refer to Note 9.

NOTE 6 - SHARE CAPITAL (continued)

Special Warrant Proceeds:
The Company completed a private placement of 1,250,000 Special Warrants at a price of $0.12 per Special Warrant to net the Company proceeds of $150,000. Each Special Warrant is convertible, for no additional consideration, into units of the Company and is subject to a one year hold period. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share over a period of two years at a price of $0.15 per share. This offering was fully subscribed by officers, directors, and former directors. Refer to Note 9.

NOTE 7 – INCOME TAXES

The Company has non-capital losses for income tax purposes of approximately $2,771,000 (2000 - $2,852,000) which may by used to reduce future taxable income in Canada, expiring between 2002 and 2008. The Company has a net capital loss of $64,000 (2000 - $64,000), which can be carried forward to set against future taxable capital gains. The Company has unclaimed exploration and development expenditures of approximately $4,060,000 (2000 - $4,060,000) which can be deducted for income tax purposes in Canada in future years at the Company's discretion.

Significant components of the Company's future tax assets and liabilities are shown below:

	2001	2000
Future tax assets:		
Non-Capital loss carryforwards	$ 1,236,420	$ 1,043,743
Foreign exploration and development expenditures	545,856	558,089
Canadian exploration and development expenditures	1,239,470	1,267,249
Timing difference re: capital assets	116,406	117,550
Capital loss carryforwards	28,557	29,197
Total future tax assets	3,166,709	3,015,828
Valuation allowance	(3,166,709)	(3,015,828)
Net future tax assets	$ -	$ -

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period. A valuation allowance has been provided against all net future tax assets, as realization of such net assets is uncertain.

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the Canadian Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 26, 2000 (393,000 post-consolidated common shares). The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

A summary of the changes in the Company's common share purchase options is presented below:

	December 31, 2001		December 31, 2000	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	133,000	$ 2.10	275,000	$ 2.10
Granted	393,000	0.10	-	-
Exercised	-	-	(62,000)	(2.10)
Forfeited / Cancelled	(133,000)	(2.10)	(80,000)	(2.10)
Balance, end of year	393,000	$ 0.10	133,000	$ 2.10

During the year, 133,000 stock options were cancelled upon the introduction of the new stock option plan, under which 393,000 stock options were granted to directors and officers at a price of $0.10 per share exercisable until May 9, 2006.

NOTE 9 – SUBSEQUENT EVENTS

The Company completed a private placement of 1,800,000 units at a price of $0.05 per unit for total proceeds of $90,000. Each unit consists of one common share and one non-transferable share purchase warrant, with each warrant exercisable into an additional common share for a period of one year at a price of $0.10 per share. The proceeds will be used for general working capital purposes.

The Company's Special Warrants were deemed exercised into 1,250,000 units of the Company with each unit consisting of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable until February 20, 2003 at a price of $0.15 per share.

The Company entered into an Agreement dated April 15, 2002 with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in drilling and casing of a potential six Test Wells located in Tehama County, California known as the East Corning Property. The Company can earn a 2.025% undivided interest in the first Test Well and a 3.75% undivided interest in each of the remaining Test Wells by contributing 2.7% of the costs of the first Test Well and 5% of the costs of the remaining Test Wells. The Company must also pay a fee of US$8,600 to participate in the first Test Well, and a fee of US$15,000 for each remaining Test Well that it elects to participate in. Two Test Wells are to be drilled to depth by May 31, 2002 and the remaining four Test Wells are to be drilled to depth by December 31, 2003.

The Company is proposing a private placement of up to 2,000,000 units or special warrants at a price of $0.10 per unit or special warrant for total proceeds of $200,000. Each unit will consist of one common share and one two-year share purchase warrants exercisable at a price of $0.15 per share. The Company will pay a finder's fee of 10% on a portion of the proceeds. The proceeds will be used to fund the drill program on the East Corning Property, and for general working capital purposes.